

Mail Stop 3720

Via U.S. Mail and Fax

May 19, 2008

Mr. Joel Dupre, Chief Executive Officer
Cordia Corporation
13275 W. Colonia Drive
Winter Garden, FL 34787

   Re: Cordia Corporation (File No.0-51202)
          Item 4.02(a) of Form 8-K
          Filed on May 15, 2008

Dear Mr. Dupre:

   We have reviewed your filing and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   You indicate that the Company identified errors related to certain intercompany transactions and recognition of expenses during the fourth quarter of 2007. Please disclose *when* you concluded that your financial statements should no longer be relied upon.

Please state whether the audit committee, the board of directors and the management discussed with the independent accountant the matters disclosed in the filing.

We note that you intend to file restated financial statements for the period ended December 31, 2007. Please tell us how, and when, you will file them.

When you amend your periodic reports to file your restated financial statements, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions. Also, disclose if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended March 31, 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

As appropriate, please respond to these comments within five business days or tell us when you will amend.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief